UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

Dr. Foods, Inc.

(Name of Issuer)

Preferred Stock, $0.0001 par value per share

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

The Issuer has no associated CUSIP number for its shares of Preferred Stock

Current CUSIP for Common Stock: 26140D107

(CUSIP Number)

May 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP: 26140D107	13G	Page 2 of 5 Pages

1.		Names of Reporting Persons. SJ Capital Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instruction)	(a) ☐
(b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization Japan
Number of	5.	Sole Voting Power 307,692,308 shares of Common Stock 0 Shares of Preferred Stock
Shares Beneficially Owned by	6.	Shared Voting Power 0
Each Reporting Person With	7.	Sole Dispositive Power 307,692,308 shares of Common Stock 0 Shares of Preferred Stock
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 307,692,308 shares of Common Stock 0 Shares of Preferred Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row 9 Common 11.73% (1) Preferred 0.00% (1)
12.		Type of Reporting Person (See Instructions) CO

(1)	Based on 10,000 shares of Series Z Preferred Stock, and 2,622,968,890 shares of Common Stock of Dr. Foods, Inc., (the “Issuer”) outstanding as of July 7, 2022.

CUSIP: 26140D107	13G	Page 3 of 5 Pages

ITEM	1.

(a)	Name of Issuer Dr. Foods, Inc.

(b)	Address of Issuer’s Principal Executive Offices 3F K’s Minamiaoyama 6-6-20 Minamiaoyama, Minato-ku,Tokyo 107-0062, Japan

ITEM	2.

(a)	Name of Person Filing SJ Capital Co., Ltd.

(b)	Address of Principal Business Office or, if none, Residence 3-1-9 Kawara-machi, Chuo-ku, Osaka, Japan 541-0048

(c)	Citizenship or Place of Organization Japan

(d)	Title of Class of Securities Common Stock $0.0001 par value per share

(e)	CUSIP Number The current CUSIP for Common Stock of Dr. Foods, Inc. is 26140D107.

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP: 26140D107	13G	Page 4 of 5 Pages

ITEM 4    OWNERSHIP.

The information relating to the beneficial ownership of Common Stock which the Reporting Person may be deemed to beneficially own set forth in Items 5-11 on the preceding pages of this Schedule 13G is incorporated herein by reference.

On or about May 31, 2022, Dr. Foods, Inc. sold 307,692,308 shares of restricted Common Stock to SJ Capital Co., Ltd., a Japanese Company, at a price of $0.0025 USD per share of Common Stock.

The aforementioned sale of shares was conducted pursuant to Regulation S of the Securities Act of 1933, as amended ("Regulation S"). The sale of shares was made only to non-U.S. persons/entities (as defined under Rule 902 section (k)(2)(i) of Regulation S), pursuant to offshore transactions, and no directed selling efforts were made in the United States by the issuer, a distributor, any of their respective affiliates, or any person acting on behalf of any of the foregoing.

The aggregate amount of Stock held by SJ Capital Co., Ltd., a Japan Company, as of July 7, 2022, is 307,692,308 shares of Common Stock, which is approximately 11.73% of the class of Common Stock, and 2.43% voting control of Dr. Foods, Inc.

Takeshi Sugisawa, the Chief Executive Officer of SJ Capital Co., Ltd., authorized the aforementioned purchase of shares from Dr. Foods, Inc.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

NOT APPLICABLE

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

NOT APPLICABLE

ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

NOT APPLICABLE

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

NOT APPLICABLE

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

NOT APPLICABLE

ITEM 10.   CERTIFICATIONS.

NOT APPLICABLE

CUSIP: 26140D107	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 7, 2022
(Date)

/s/ Takeshi Sugisawa Chief Executive Officer
(Signature)